      As filed with the Securities and Exchange Commission on May 12, 2005
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                                (Amendment No. 2)
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                            SIERRA PACIFIC RESOURCES
                       (Name of Subject Company (issuer))

                            SIERRA PACIFIC RESOURCES
                        (Name of Filing Person (offeror))

                   PREMIUM INCOME EQUITY SECURITIESSM (PIESSM)
                         (Title of Class of Securities)

                                   826428 20 3
                      (CUSIP Number of Class of Securities)

                              Ernest E. East, Esq.,
         CORPORATE SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

                            SIERRA PACIFIC RESOURCES
                         P.O. BOX 30150 (6100 NEIL ROAD)
                         RENO, NEVADA 89520-3150 (89511)
                                 (775) 834-5690
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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                                    Copy to:
                             WILLIAM C. ROGERS, ESQ.
                           Choate, Hall & Stewart LLP
                                 53 STATE STREET
                           BOSTON, MASSACHUSETTS 02109
                                 (212) 248-5000

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                            CALCULATION OF FILING FEE

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   TRANSACTION VALUATION                             AMOUNT OF FILING FEE
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   $470,435,000 (a)                                     $55,372
================================================================================


(a) Estimated solely for the purpose of determining the registration fee, and calculated as the aggregate stated amount of 4,704,350 Premium Income Equity Securitiessm . The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.00 for each $1,000,000 of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:     $ 55,372                    Filing Party:      Sierra Pacific Resources
Form or Registration No.:   Form S-4 (333-124083)       Date Filed:        April 15, 2005
                            Form S-4/A (333-124083)                        May 6, 2005
====================================================================================================


|_| Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:


|_|  third party tender offer subject to Rule 14d-1          |_|  going-private transaction subject to Rule 13e-3

|X|  issuer tender offer subject to Rule 13e-4               |_|  amendment to Schedule 13D under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

================================================================================

     This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 15, 2005 (as amended and supplemented, the "Schedule TO") relating to an offer by Sierra Pacific Resources, a Nevada corporation (the "Company"), to exchange up to an aggregate of 4,704,350 outstanding Premium Income Equity SecuritiesSM (the "Old PIES") of the Company for new Premium Income Equity SecuritiesSM (the "New PIES"), plus an exchange fee of $0.125 in cash for each validly tendered and accepted Old PIES, upon the terms and subject to the conditions contained in the preliminary exchange offer prospectus, as amended (the "Exchange Offer Prospectus") and the related Letter of Transmittal, as amended (the "Letter of Transmittal"), which are parts of the Company's Registration Statement on Form S-4, as amended (File No. 333-124083) (the "Registration Statement") and are incorporated herein by reference.

     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

     The information in the Exchange Offer Prospectus, filed herewith as exhibit
(a)(1)(i), and the Letter of Transmittal, which is Exhibit 99.1 to the Registration Statement and previously filed as exhibit (a)(1)(ii), is incorporated by reference in response to all of the applicable items as indicated in the original Issuer Tender Offer Statement on Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 10.

     The financial statements and related notes of the Company are set forth in
Item 8, Financial Statements and Supplementary Data, of the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (the "Annual Report") and Item 1, Financial Statements, of the Company's Quarterly Report for the quarter ended March 31, 2005 (the "Quarterly Report"), which are incorporated herein by reference in answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO. The Annual Report, Quarterly Report and other information filed by the Company with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room, Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.


ITEM 12. EXHIBITS.

     Item 12 is hereby amended and supplemented to add the following exhibits:


     EXHIBIT NO.                         DESCRIPTION
     -----------                         -----------

     (a)(1)(i)       Preliminary Exchange Offer Prospectus, dated May 11, 2005
                    (incorporated by reference to the Registration Statement).

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

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                Sierra Pacific Resources

                                By: /s/ MICHAEL W. YACKIRA
                                    ------------------------------------------
                                Name: Michael W. Yackira
                                Title: Corporate Executive Vice President and
                                       Chief Financial Officer


Dated: May 12, 2005